Santa Fe Gold Corporation
1128 Pennsylvania NE, Suite 200,
Albuquerque, New Mexico 87110

October 26, 2007

VIA EDGAR

Anne Nguyen Parker, Branch Chief
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	Santa Fe Gold Corporation (formerly, Azco Mining, Inc.)
Registration Statement on Form SB-2
Filed March 23, 2007
SEC File No. 333-141558

Dear Ms. Parker:

          Santa Fe Gold Corporation (the “Company”) hereby respectfully withdraws its filing of an amendment to the above-referenced Registration Statement that was inadvertently filed as a “pre-effective” amendment on October 24, 2007 rather than a “post-effective” amendment.

          Immediately hereafter, the Company will resubmit the filing as a post-effective amendment.

Very truly yours,

Azco Mining, Inc.

By: /s/ W. Pierce Carson
Name: W. Pierce Carson
Title: President and Chief Executive Officer